UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from                      to

Commission file number 1-6196

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Piedmont Natural Gas Company, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Piedmont Natural Gas Company, Inc.

4720 Piedmont Row Drive

Charlotte, North Carolina 28210

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Benefit Plan Committee

Piedmont Natural Gas Company, Inc. 401(k) Plan

Charlotte, North Carolina

We have audited the accompanying statement of net assets available for benefits of Piedmont Natural Gas Company, Inc. 401(k) Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen

Milwaukee, Wisconsin

June 13, 2014

Report of Independent Registered Public Accounting Firm

To the Benefits Committee and Participants in

Piedmont Natural Gas Company, Inc. 401(k) Plan

Charlotte, North Carolina

We have audited the accompanying statement of net assets available for benefits of Piedmont Natural Gas Company, Inc. 401(k) Plan (the “Plan”) as of December 31, 2012. This statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey LLP

Charlotte, North Carolina

June 21, 2013

Piedmont Natural Gas Company, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Participant-directed investments	$211,663,927	$175,074,590
Receivable - due from broker for securities sold	—	234,091
Receivable - participant loans	8,188,458	7,459,151
Cash	2	108,785

Total assets	219,852,387	182,876,617
Liabilities
Due to broker for securities purchased	—	296,091

Net assets available for benefits at fair value	219,852,387	182,580,526
Adjustment from fair value to contract value for interest in collective investment trust fund relating to fully benefit responsive investment contracts	(291,451)	(1,058,299)

Net assets available for benefits	$219,560,936	$181,522,227

The accompanying notes are an integral part of the financial statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets attributed to:
Net appreciation in fair value of investments	$32,486,611
Interest, dividends and other	4,196,289

Total investment income	36,682,900

Interest income on participant notes receivable	494,845

Contributions:
Employer	5,812,244
Participant	8,873,807
Participant rollovers	239,484

Total contributions	14,925,535

Total additions	52,103,280

Deductions from net assets attributed to:
Benefits paid to participants	13,392,333
Expenses	672,238

Total deductions	14,064,571

Net increase	38,038,709
Net assets available for benefits:
Beginning of year	181,522,227

End of year	$219,560,936

The accompanying notes are an integral part of the financial statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 1. Description of the Plan

The following description of Piedmont Natural Gas Company, Inc. (the “Company”) 401(k) Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan providing benefits to participating employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger effective on October 1, 2001, participants’ accounts in the Company’s employee stock ownership plan (ESOP) were transferred into the Plan. Former ESOP participants may remain invested in Piedmont Natural Gas Company, Inc. (“Piedmont”) common stock in the Plan or may sell the common stock at any time and reinvest the proceeds in other available investment options.

Employees become eligible to participate in the Plan after they have completed thirty days of continuous service with the Company and attained age 18. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. The Benefits Committee establishes an organizational structure with respect to the management, administration and investments of the Plan including the designation of a Benefit Plan Committee to serve as the named fiduciary of the Plan and to manage the day-to-day operational and administrative aspects of the Plan. The Benefit Plan Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Benefits Committee. Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration: The Plan is administered by the Benefit Plan Committee. Wells Fargo is responsible for the custody and management of the Plan’s assets.

Contributions: Employees are able to contribute up to 50% of eligible pay to the Plan on a pre-tax basis, up to the Tax Code annual contribution limit. Employees are able to receive a company match of 100% up to the first 5% of eligible pay contributed. The Company automatically enrolls all newly eligible employees in the Plan at a 2% contribution rate unless the employee chooses not to participate by notifying the Plan trustee. For employees who are automatically enrolled in the Plan, the Company will automatically increase their contributions by 1% each year to a maximum of 5% unless the employee chooses to opt out of the automatic increase by contacting the trustee. If the employee does not make an investment election, employee contributions and matches are automatically invested in a diversified portfolio of stocks and bonds. Participants may invest in Piedmont common stock up to a maximum of 20% of their account. Employees may change their contribution rate and investments at any time. Additional amounts may be contributed by the Company at the discretion of the Company’s Board of Directors. There were no discretionary Company contributions during the year ended December 31, 2013. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 1. Description of the Plan (Continued)

Participant accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and Plan earnings, and charged with any benefit payments, and allocations of Plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments: Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds, two collective investment trust funds, and one common stock fund as investment options for participants.

Vesting: All participant contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts. A participant will become 100% vested in his employer matching contributions after the participant completes six months of service.

Notes receivable from participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. Loans must be entirely repaid within 5 years unless the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. Interest rates on loans ranged from 5.25% to 6.77% at December 31, 2013.

Payment of benefits: The Plan allows distributions for retirement, long-term disability, termination of employment, hardship or death. The vested balance of a participant’s account will be paid to the participant, or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan.

Note	2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment contracts: As described in the authoritative guidance, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a collective investment trust fund in the Wells Fargo Stable Return Fund (N). As required by the guidance, the statements of net assets available for benefits present the fair value of the investments in the collective investment trust funds as well as the adjustment of the investment in the collective investment trust funds from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for disclosure of the Plan’s fair value measurements.

The Plan utilizes market data or assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally observable. The Plan primarily applies the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

Following is a description of the valuation methodologies used for the Plan’s investment assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stock fund: Calculated based on the closing price reported on the active market on which the securities in the fund are traded.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end.

Collective investment trust funds: Valued at NAV based on information provided by the trustee and using the audited financial statements of the collective investment trust fund at year-end.

Level 1 inputs are quoted prices (unadjusted) or NAVs in active markets that can be accessed as of the reporting date and consist of investments in common stock, a common stock fund, and mutual funds. Level 2 inputs are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly corroborated or observable as of the reporting date and generally use valuation methodologies, and consist of collective investment trust funds as discussed in “Investment contracts” in Note 2. These investments are classified as Level 2 as their fair value is estimated using NAV as a practical expedient. Level 3 inputs include significant pricing inputs that are generally less observable from objective sources.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s Benefit Plan Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors, custodians, and insurance company.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and collective investment trust funds are deducted from income earned on a daily basis and are not separately reflected.

Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Contributions: Contributions from employees of the Plan Sponsor and matching contributions from the Plan Sponsor are recorded in the year in which the employee contributions are withheld along with the applicable matching contribution. All employee and employer contributions are participant-directed.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Delinquent notes from participants are treated as distributions based upon the terms of the plan document.

Payment of benefits: Benefit payments to participants are recorded when paid.

Expenses: As provided by the Plan document, administrative expenses of the Plan are paid by the Plan.

Subsequent events: The Plan monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements to be issued. All subsequent events of which the Plan is aware were evaluated through the issuance date of these financial statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 3. Investments

The Plan’s investments that represent 5% or more of net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	2013	2012
Wells Fargo Enhanced Stock Market Fund (N)	$22,970,495	$18,755,379
Wells Fargo Stable Return Fund (N)	$36,722,779	$37,549,694
American Europacific Growth Fund (A)	$14,575,390	$11,413,098
Dodge & Cox Stock Fund	$22,035,689	$15,596,553
Harbor Capital Appreciation Investment	$22,872,636	$17,250,769
Munder Mid-Cap Core Growth (A)	$14,608,815	$10,850,239
Dodge & Cox Income Fund	$23,136,715	$21,287,315
T. Rowe Price New Horizons Fund	$12,633,048	*

*	This investment balance was less than five percent of net assets available for benefits during the respective period.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $32,486,611 as follows:

Collective Investment Trust Funds	$6,742,304
Mutual Funds	25,286,701
Common Stock	457,606

$32,486,611

The Plan invests in a fully benefit-responsive investment contract through the Wells Fargo Stable Return Fund in 2013 and 2012. The accounts are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The objective of the Fund is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Fund invests in instruments which are not expected to experience significant price fluctuations in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

Market value events may limit the ability of the Fund to transact at contract value with the issuer. Such events may include but are not limited to: Fund administration is amended or changed, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Fund, and failure to meet certain tax qualifications. The Plan does not believe that such events are likely to occur.

The fair value of the investment contract at December 31, 2013 and 2012 was $36,722,779 and $37,549,694, respectively. The average yield earned based on actual earnings was 1.6% and 1.9% for 2013 and 2012, respectively.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 3. Investments (Continued)

The Plan’s participants invest in various investment securities offered by the Plan. These investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Note 4. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 16, 2012, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter, and has applied for a new determination letter in January 2014 in accordance with the respective cycle filing. The Benefit Plan Committee believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2010.

Note 5. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6. Exempt Party-in-Interest Transactions

Certain plan investments are units of participation in collective investment trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Wells Fargo for investment management services amounted to $317,151 for the year ended December 31, 2013 and are included in the expenses line item in the Statement of Changes in Net Assets Available for Benefits. Additional expenses not paid to Wells Fargo include investment advisory fees and other various expenses.

At December 31, 2013 and 2012, the Plan held 375,795 and 395,871 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $6,665,073 and $6,770,832, respectively, and fair value of $8,195,304 and $8,174,527, respectively.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 7. Fair Value

The investments reported in the Statement of Net Assets Available for Benefits, are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and their consideration within the fair value hierarchy levels. The following tables set forth, by level within the fair value hierarchy, the assets measured at fair value as of December 31, 2013 and 2012:

	December 31, 2013
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
International	21,606,906	—	—	21,606,906
Small Cap	21,182,972	—	—	21,182,972
Mid Cap	21,214,908	—	—	21,214,908
Large Cap	44,908,325	—	—	44,908,325
Moderate Allocation	10,372,614	—	—	10,372,614
Bond funds - intermediate and inflation adjusted	24,489,624	—	—	24,489,624
Collective investment trust funds:
Enhanced stock	—	22,970,495	—	22,970,495
Stable Return		36,722,779		36,722,779
Common stock fund - energy	8,195,304	—	—	8,195,304

	$151,970,653	$59,693,274	$—	$211,663,927

	December 31, 2012
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
International	16,706,432	—	—	16,706,432
Small Cap	14,006,053	—	—	14,006,053
Mid Cap	14,787,259	—	—	14,787,259
Large Cap	32,847,323	—	—	32,847,323
Moderate Allocation	8,735,448	—	—	8,735,448
Bond funds - intermediate and inflation adjusted	23,512,475	—	—	23,512,475
Collective investment trust funds:
Enhanced stock	—	18,755,379	—	18,755,379
Stable Return		37,549,694		37,549,694
Common stock fund - energy	8,174,527	—	—	8,174,527

	$118,769,517	$56,305,073	$—	$175,074,590

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 8. Net Asset Value Per Share

The following table sets forth additional disclosures of the investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2013 and 2012 for the Plan:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2013
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Collective investment trust fund-Stable (a)	$36,722,779	$—	Daily	Written notice	12 months

Collective investment trust fund-Enhanced Stock (b)	22,970,495	—	Daily	None	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2012
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Collective investment trust fund-Stable (a)	$37,549,694	$—	Daily	Written notice	12 months

Collective investment trust fund-Enhanced Stock (b)	18,755,379	—	Daily	None	None

(a)	The objective of the Fund is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

(b)	The objective of the Fund is to achieve long-term total return greater than the return on the S&P 500 Index while maintaining risk characteristics similar to the risk characteristics of the stocks in the S&P 500 Index.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits as presented in these financial statements	$219,560,936	$181,522,227
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	291,451	1,058,299

Net assets available for benefits per the Form 5500	$219,852,387	$182,580,526

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2013
Total net increase per the financial statements	$38,038,709
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(766,848)

Total net income per the Form 5500	$37,271,861

Piedmont Natural Gas Company, Inc. 401(k) Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

Plan #007

EIN: 56-0556998

Identity of issuer, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Wells Fargo Enhanced Stock Market Fund (N)	Collective investment trust fund, 149,542 units	$22,970,495
*, **	Wells Fargo Stable Return Fund (N)	Collective investment trust fund, 716,503 units	36,722,779
*	Piedmont Natural Gas Stock Fund	Common stock fund, 375,795 units	8,195,304
	American Funds Europacific Growth (A)	Mutual fund, 297,033 shares	14,575,390
	Dodge & Cox Stock Fund	Mutual fund, 130,489 shares	22,035,689
	Harbor Capital Appreciation Investment	Mutual fund, 410,271 shares	22,872,636
	JP Morgan Mid Cap Value Fund- SEL	Mutual fund, 189,775 shares	6,606,093
	Munder Mid Cap Core Growth Fund (A)	Mutual fund, 349,410 shares	14,608,815
	T. Rowe Price New Horizons Fund	Mutual fund, 273,029 shares	12,633,048
	Thornburg International Value Fund	Mutual fund, 219,598 shares	7,031,516
	Victory Small Co OPP F/C (A)	Mutual fund, 212,579 shares	8,549,924
	American Century Inflation Adjustment Bond (A)	Mutual fund, 117,747 shares	1,352,909
	Dodge & Cox Income Fund	Mutual fund, 1,710,031 shares	23,136,715
	American Balanced Fund (A)	Mutual fund, 424,759 shares	10,372,614
*	Participants	Loans to participants, at interest rates from 5.25% to 6.77% with maturities ranging from 2014 to 2028	8,188,458

			$219,852,385

*	Represents a party-in-interest.
**	Represents fully benefit- responsive investment contracts at fair value.
All investments are participant-directed; therefore cost information has not been presented.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Piedmont Natural Gas Company, Inc. 401(k) Plan
(Name of Plan)

Date June 13, 2014	/s/ Renee H. Metzler
Renee H. Metzler
Managing Director – Total Rewards
and Plan Administrator

Exhibit Index

23.1 Consent of Independent Registered Public Accounting Firm-2013 – Piedmont Natural Gas

Company, Inc. 401(k) Plan

23.2 Consent of Independent Registered Public Accounting Firm-2012 – Piedmont Natural Gas

Company, Inc. 401(k) Plan